

Registration No. Bor Mor Jor 340

# ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ref : CSD 043/2006

August 17, 2006



Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934



Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.




06016328

Very truly yours,

Mr. Chatichai Chutima
Vice President ( Finance Division )

Enclosures

E-Mail : cccs@italian-thai.co.th

dw 8/25



ITALTHAI TOWER 2034/132-161 NEW PETCHBURI ROAD, BANG KAPI, HUAY KWANG, BANGKOK 10320.THAILAND
P.O. BOX 1011 NEW PETCHBURI, TELEX : ITALTHAI TH 81180, TEL : (+622) 716-1600, FAX : (+662) 716-1488

## Annex A

1. Financial Statement as of June 30, 2006
2. The Report of material events field with the Stock Exchange of Thailand ("SET") from May- August 2006

RECEIVED
2006 AUG 25 P 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
# AND ITS SUBSIDIARIES
# REVIEW REPORT AND INTERIM FINANCIAL STATEMENTS
# FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED 30 JUNE 2006

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
Klongtoey, Bangkok 10110
G.P.O.Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
e-mail: ernstyoung.thailand@th.ey.com

**Review Report of Independent Auditor**

To The Board of Directors and Shareholders of
Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet of Italian-Thai Development Public Company Limited and its subsidiaries as at 30 June 2006, the consolidated statements of earnings for the three-month and six-month periods ended 30 June 2006, and the statements of changes in shareholders' equity and cash flows for the six-month period ended 30 June 2006, and the separate financial statements of Italian-Thai Development Public Company Limited for the same periods. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my review. The consolidated financial statements for three-month and six-month periods ended 30 June 2006 incorporate the financial statements of a subsidiary company and an overseas branch with total assets comprising 4.2%, total revenues for the three-month and six-month periods then ended comprising 6.9% and 5.5% of the respective consolidated totals and net earnings for the three-month and six-month periods then ended comprising 1.3% and 3.2% of the respective consolidated totals which are presented on the basis of the financial statements of these entities, which were reviewed by other auditors whose reports I have already received. My report, in so far as it relates to the amounts presented in respect of this subsidiary and branch, is based on the reports of those other auditors.

Except for the matter discussed in the following paragraph, I conducted my review in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

The consolidated financial statements for the three-month and six-month periods ended 30 June 2006 incorporate the financial statements of two joint ventures in Taiwan with total assets comprising 1.2% (31 December 2005: 2.2%) and total revenues for the three-month and six-month periods then ended comprising 4.6% and 4.0% of the respective consolidated totals (2005: 2.3% and 2.7%, respectively). These financial statements were prepared based on financial information complied by the management of these joint ventures and which had not been reviewed because the Taiwanese joint ventures are not under the control of the Company's management. Nevertheless, the financial statements of these overseas joint ventures as at 31 December 2005 and 2004 have already been audited.

Based on my review and the reports of other auditors, except for the effects on the financial statements for the three-month and six-month periods ended 30 June 2006 of the review scope limitation described in the preceding paragraph, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without further qualification to the above financial statements, I draw attention to the matter as discussed in Note 16 as at 30 June 2006 and 31 December 2005 the Company has outstanding retention receivable from the company which operates the skytrain totaling approximately Baht 473 million. This company is currently restructuring its debts. As discussed in Note 20.1 the Company transferred liabilities to a special purpose vehicle, and also transferred subordinated assets to the special purpose vehicle for it to sell to make settlement of the liabilities. In this respect the Company is obliged to provide loans to the special purpose vehicle for it to settle any indebtedness till outstanding. The outstanding balance as at 30 June 2006 was Baht 1,963 million. Assets of the special purpose vehicle include amounts receivable from and investment in the above operator of the skytrain. There is uncertainty as to the contingent liability that would arise if the saleable value of the subordinated assets were less than the liability in the future. However, the Company has not yet recognised gains totaling Baht 229 million from the transfer of the subordinated assets and has suspended such amount to meet such future obligations. The Company and the special purpose vehicle are currently negotiating the sale of the receivable from and investment in the operator of the skytrain and on the basis of the price preliminarily agreed, the Company has set aside allowance for loss in an amount equal to the anticipated actual losses and the Company's obligations to the special purpose vehicle in 2005, or a total of Baht 427 million. This is presented under the caption of "Allowance on impairment of assets and contingent liabilities".

The consolidated financial statements of Italian-Thai Development Public Company Limited and its subsidiaries, and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2005 were audited in accordance with generally accepted auditing standards by another auditor of our firm who, under his report dated 25 February 2006 based on his audit and reports of other auditors, expressed an unqualified opinion on those statements but drew attention to the matter described in preceding paragraph. The balance sheet as at 31 December 2005, as presented herein for comparative purposes, formed an integral part of the financial statements which that other auditor from our firm audited and reported on.

The consolidated statements of earnings for the three-month and six-month periods ended 30 June 2005, and the statements of changes in shareholders' equity and cash flows for the six-month period ended 30 June 2005 of Italian-Thai Development Public Company Limited and its subsidiaries and the separate financial statements of Italian-Thai Development Public Company Limited, as presented herein for comparative purposes, formed an integral part of the interim financial statements which were reviewed by the aforementioned other auditor from our firm who reported, under his report dated 8 August 2005, that except for the effect of the joint ventures in Taiwan not having been reviewed by other auditors, nothing had come to his attention that caused him to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles but drew attention to the uncertainty as to the amount recoverable by the Company from a debtor who was still in the process if restructuring debt and the contingent liabilities of the special purpose vehicle.



Sumalee Reewarabandith
Certified Public Accountant (Thailand) No. 3970

Ernst & Young Office Limited
Bangkok: 15 August 2006

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

(Unit: Thousand Baht)

| | Note | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|---|
| | | 30 June 2006 (Unaudited but reviewed) | 31 December 2005 (Audited) | 30 June 2006 (Unaudited but reviewed) | 31 December 2005 (Audited) |
| **ASSETS** | | | | | |
| **Current assets** | | | | | |
| Cash and deposits at banks | 2 | 3,047,492 | 2,177,198 | 842,708 | 664,954 |
| Pledged deposits at banks | 3 | 710,320 | 805,843 | 690,279 | 763,002 |
| Current investments | | 1,070,000 | - | 1,070,000 | - |
| Trade accounts receivable - net | 4 | 5,877,645 | 6,777,390 | 3,105,074 | 2,994,042 |
| Trade accounts receivable - related parties - net | 5 | 1,112,447 | 1,267,825 | 1,395,453 | 1,509,822 |
| Short-term loans and advances to related parties - net | 6 | 96,214 | 12,281 | 4,091,908 | 1,781,121 |
| Unbilled receivable | | 8,847,391 | 6,942,970 | 5,743,927 | 4,568,065 |
| Current portion of accounts receivable - retention | | 2,202,890 | 1,833,543 | 1,875,946 | 1,529,926 |
| Inventories and work in progress - net | | 2,152,366 | 1,824,377 | 1,099,895 | 702,321 |
| Other current assets | | | | | |
| Withholding tax deducted at source | | 1,385,014 | 1,492,757 | 777,962 | 918,641 |
| Value added tax refundable | | 72,561 | 242,012 | - | - |
| Loans to other company | | 362,556 | 275,432 | - | - |
| Advance for machinery, material purchase and land awaiting development | | 343,409 | 90,435 | 30,677 | 10,420 |
| Current portion of receivable from sale of land | | 269,680 | 503,390 | - | - |
| Others | | 334,351 | 307,857 | 95,866 | 112,999 |
| **Total current assets** | | 27,884,336 | 24,553,310 | 20,819,695 | 15,555,313 |
| **Non-current assets** | | | | | |
| Accounts receivable - retention, net of current portion | | 170,699 | 199,585 | - | 20,594 |
| Receivable from sale of land, net of current portion | | 101,835 | 101,835 | - | - |
| Investments accounted for under equity method | 7.1 | 270,259 | 261,791 | 4,062,373 | 4,187,760 |
| Other long-term investments | 7.2 | 1,184,145 | 1,252,993 | 1,160,096 | 1,228,784 |
| Investment in potash mine project | 8 | 2,881,730 | - | - | - |
| Excess of net book value of subsidiaries over cost of investments | | (10,036) | (10,036) | - | - |
| Long-term loans and advances to related parties - net | 9 | - | - | 1,960,252 | 1,985,622 |
| Loan to other party | | 190,704 | 245,311 | 190,704 | 245,311 |
| Property, plant and equipment - net | 10 | 14,579,159 | 14,271,167 | 9,996,007 | 10,116,682 |
| Advances for subcontractors | | 612,057 | 683,952 | 375,991 | 382,355 |
| Deferred charges | | 134,725 | 188,697 | - | - |
| Goodwill | | 486,926 | 510,847 | - | - |
| Other non-current assets | | 175,979 | 152,125 | 111,619 | 94,933 |
| **Total non-current assets** | | 20,778,182 | 17,858,267 | 17,857,042 | 18,262,041 |
| **TOTAL ASSETS** | | 48,662,518 | 42,411,577 | 38,676,737 | 33,817,354 |

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit: Thousand Baht)

| | Note | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|---|
| | | 30 June 2006 (Unaudited but reviewed) | 31 December 2005 (Audited) | 30 June 2006 (Unaudited but reviewed) | 31 December 2005 (Audited) |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | |
| **Current liabilities** | | | | | |
| Bank overdrafts and short-term loans from financial institutions | *11* | 7,707,573 | 4,816,743 | 5,444,193 | 3,242,877 |
| Current portion of accounts payable - trust receipts | | 1,203,144 | 1,091,609 | 629,589 | 605,473 |
| Trade accounts payable | | 5,871,664 | 6,625,304 | 3,620,973 | 3,887,779 |
| Billing in excess of contract work in progress | | 811,447 | 455,720 | 811,447 | 216,931 |
| Trade accounts payable - related parties | *12* | 1,325,784 | 1,472,934 | 882,216 | 1,104,533 |
| Short-term loans and advances from related parties | *13* | 804,886 | 977,880 | 685,878 | 685,299 |
| Current portion of advances received from customers under construction contracts | | 2,887,396 | 2,163,115 | 2,400,171 | 1,666,384 |
| Current portion of hire-purchase payables | | 411,700 | 436,121 | 404,854 | 429,038 |
| Current portion of long-term loans | *14* | 950,224 | 683,878 | 704,192 | 583,446 |
| Other current liabilities | | | | | |
| Corporate income tax payable | | 25,103 | 44,420 | 2,366 | 1,149 |
| Value added tax payable | | - | - | 36,171 | 27,331 |
| Accrued expenses | | 1,179,073 | 497,184 | 376,799 | 390,322 |
| Current portion of reserve for project expenses | | 60,708 | 73,781 | 60,708 | 73,781 |
| Account payable to related party - share purchase | | 56,809 | 56,809 | 56,809 | 56,809 |
| Accounts payable - retention | | 559,170 | 499,858 | 268,172 | 203,516 |
| Advance received from sale of receivable | | 109,975 | - | 109,975 | - |
| Advance received from customer for land purchase | | 542,696 | - | - | - |
| Others | | 410,017 | 801,874 | 178,977 | 111,909 |
| **Total current liabilities** | | 24,917,369 | 20,697,230 | 16,673,490 | 13,286,577 |
| **Non-current liabilities** | | | | | |
| Reserve for project expenses, net of current portion | | 51,572 | 78,750 | 51,572 | 78,750 |
| Deferred gain on transferring assets to special purpose vehicle | *20.1* | 229,574 | 229,574 | 229,574 | 229,574 |
| Allowance on diminution in value of assets and contingent liabilities | *16, 20.1* | 426,520 | 426,520 | 426,520 | 426,520 |
| Accounts payable - trust receipts, net of current portion | | 55,922 | 310,138 | 55,922 | 310,138 |
| Advances received from customers under construction contracts, net of current portion | | 3,322,059 | 880,378 | 2,207,208 | 120,478 |
| Hire-purchase payables, net of current portion | | 689,925 | 860,277 | 678,340 | 845,435 |
| Long-term loans, net of current portion | *14* | 1,811,571 | 1,740,533 | 1,013,656 | 988,106 |
| Loan from directors | | 9,669 | 6,184 | - | - |
| Provision for loss from investments accounted for under equity method | *7.1* | - | - | 475,753 | 670,135 |
| Other non-current liabilities | | 22,183 | 10,813 | 15,395 | 10,813 |
| **Total non-current liabilities** | | 6,618,995 | 4,543,167 | 5,153,940 | 3,679,949 |
| **TOTAL LIABILITIES** | | 31,536,364 | 25,240,397 | 21,827,430 | 16,966,526 |

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit: Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| | (Unaudited but reviewed) | (Audited) | (Unaudited but reviewed) | (Audited) |
| **Shareholders' equity** | | | | |
| Share capital | | | | |
| Registered issued and fully paid share capital | | | | |
| 4,193,678,180 ordinary shares of Baht 1 each | 4,193,678 | 4,193,678 | 4,193,678 | 4,193,678 |
| Share premium | 5,515,363 | 5,515,363 | 5,515,363 | 5,515,363 |
| Unrealised gain (loss) on changes in value of investments | (68,901) | 7,380 | (68,901) | 7,380 |
| Translation adjustment | (81,404) | 7,323 | (81,404) | (32,385) |
| Retained earnings | | | | |
| Appropriated - statutory reserve | 388,897 | 388,897 | 382,364 | 382,364 |
| Unappropriated | 6,901,674 | 6,777,895 | 6,908,207 | 6,784,428 |
| Equity attributable to company's shareholders | 16,849,307 | 16,890,536 | 16,849,307 | 16,850,828 |
| Minority interests - Equity attributable to minority shareholders of subsidiaries | 276,847 | 280,644 | - | - |
| **Total shareholders' equity** | 17,126,154 | 17,171,180 | 16,849,307 | 16,850,828 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | 48,662,518 | 42,411,577 | 38,676,737 | 33,817,354 |

The accompanying notes are an integral part of the financial statements.

DIRECTORS



ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2006 AND 2005

(Unit: Thousand Baht)

| | | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|---|
| | Note | 2006 | 2005 | 2006 | 2005 |
| **Revenues** | | | | | |
| Revenues from construction services | | 9,091,915 | 8,974,815 | 5,641,787 | 5,607,086 |
| Interest income | | 26,222 | 17,022 | 24,661 | 19,229 |
| Gain on exchange | | - | 23,122 | - | 21,530 |
| Others | | 162,797 | 193,564 | 140,913 | 145,882 |
| **Total revenues** | | 9,280,934 | 9,208,523 | 5,807,361 | 5,793,727 |
| **Expenses** | | | | | |
| Cost of construction services | | 8,495,473 | 8,514,682 | 5,289,273 | 5,236,214 |
| Administrative expenses | | 339,341 | 271,982 | 204,999 | 166,646 |
| Loss on exchange | | 89,007 | - | 86,642 | - |
| **Total expenses** | | 8,923,821 | 8,786,664 | 5,580,914 | 5,402,860 |
| Earnings from operation | | 357,113 | 421,859 | 226,447 | 390,867 |
| Doubtful accounts | | (9,098) | (35,608) | (1,370) | (30,849) |
| Share of profit (loss) from investments accounted for under equity method | | 8,579 | (2,963) | 26,565 | (3,264) |
| Reversal of allowance for impairment of investments | 7.2 | 63,639 | - | 63,639 | - |
| Earnings before interest expenses and income tax | | 420,233 | 383,288 | 315,281 | 356,754 |
| Interest expenses | | (220,944) | (134,423) | (137,071) | (104,689) |
| Corporate income tax | 18 | (9,166) | 8,413 | 115 | - |
| Earnings after income tax | | 190,123 | 257,278 | 178,325 | 252,065 |
| Net earnings of minority interests | | (11,798) | (5,213) | - | - |
| **Net earnings for the period** | | 178,325 | 252,065 | 178,325 | 252,065 |
| | | | | | (Unit: Baht) |
| **Basic earnings per share** | | | | | |
| Net earnings | | 0.04 | 0.06 | 0.04 | 0.06 |
| | | | | | (Unit: Thousand shares) |
| Weighted average number of ordinary shares | | 4,193,678 | 4,130,695 | 4,193,678 | 4,130,695 |

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2006 AND 2005

(Unit: Thousand Baht)

| | Note | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|---|
| | | 2006 | 2005 | 2006 | 2005 |
| **Revenues** | | | | | |
| Revenues from construction services | | 18,009,803 | 16,552,204 | 11,696,422 | 11,195,165 |
| Interest income | | 37,107 | 35,744 | 40,795 | 42,939 |
| Gain on exchange | | - | 32,607 | - | 42,357 |
| Others | | 268,630 | 316,777 | 233,869 | 284,256 |
| **Total revenues** | | 18,315,540 | 16,937,332 | 11,971,086 | 11,564,717 |
| **Expenses** | | | | | |
| Cost of construction services | | 16,843,870 | 15,587,931 | 10,978,497 | 10,472,240 |
| Administrative expenses | | 610,397 | 491,550 | 360,417 | 351,968 |
| Loss on exchange | | 120,325 | - | 97,848 | - |
| **Total expenses** | | 17,574,592 | 16,079,481 | 11,436,762 | 10,824,208 |
| Earnings from operation | | 740,948 | 857,851 | 534,324 | 740,509 |
| Doubtful accounts | | (16,523) | (51,079) | (1,370) | (43,925) |
| Share of profit from investments accounted for under equity method | | 11,596 | 2,625 | 19,593 | 39,215 |
| Reversal of allowance for impairment of investments | 7.2 | 63,639 | - | 63,639 | - |
| Earnings before interest expenses and income tax | | 799,660 | 809,397 | 616,186 | 735,799 |
| Interest expenses | | (388,148) | (242,996) | (240,786) | (208,767) |
| Corporate income tax | 18 | (21,144) | (23,973) | - | - |
| Earnings after income tax | | 390,368 | 542,428 | 375,400 | 527,032 |
| Net earnings of minority interests | | (14,968) | (15,396) | - | - |
| **Net earnings for the period** | | 375,400 | 527,032 | 375,400 | 527,032 |
| | | | | | (Unit: Baht) |
| **Basic earnings per share** | | | | | |
| Net earnings | | 0.09 | 0.13 | 0.09 | 0.13 |
| | | | | | (Unit: Thousand shares) |
| Weighted average number of ordinary shares | | 4,193,678 | 4,130,695 | 4,193,678 | 4,130,695 |

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2006 AND 2005

(Unit: Thousand Baht)

| | | CONSOLIDATED | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | Unrealised gain (loss) | | Retained earnings | | | |
| | Note | Issued and paid-up share capital | Share premium | on changes in value of investments | Translation adjustment | Statutory reserve | Unappropriated | Minority interests | Total |
| **Balance - as at 1 January 2005** | | 3,738,678 | 1,606,625 | 39,331 | (76,837) | 325,798 | 5,872,562 | 143,885 | 11,650,042 |
| Unrealised gain on changes in value of investments | | - | - | 13,290 | - | - | - | - | 13,290 |
| Translation adjustment | | - | - | - | 106,522 | - | - | - | 106,522 |
| Items unrealised in earnings statement | | - | - | 13,290 | 106,522 | - | - | - | 119,812 |
| Net earnings for the period | | - | - | - | - | - | 527,032 | - | 527,032 |
| Dividend paid | *15* | - | - | - | - | - | (293,557) | - | (293,557) |
| Ordinary shares issued during the period | | 455,000 | - | - | - | - | - | - | 455,000 |
| Share premium on new ordinary shares | | - | 3,908,738 | - | - | - | - | - | 3,908,738 |
| Purchases of investment in subsidiaries | | | | | | | | | |
| during the period | | - | - | - | - | - | - | 85,966 | 85,966 |
| Minority interests for the period | | - | - | - | - | - | - | 15,396 | 15,396 |
| Dividend paid from subsidiary | | - | - | - | - | - | - | (9,808) | (9,808) |
| **Balance - as at 30 June 2005** | | 4,193,678 | 5,515,363 | 52,621 | 29,685 | 325,798 | 6,106,037 | 235,439 | 16,458,621 |
| | | | | | | | | | |
| **Balance - as at 1 January 2006** | | 4,193,678 | 5,515,363 | 7,380 | 7,323 | 388,897 | 6,777,895 | 280,644 | 17,171,180 |
| Unrealised loss on changes in value of investments | | - | - | (76,281) | - | - | - | - | (76,281) |
| Translation adjustment | | - | - | - | (88,727) | - | - | (8,957) | (97,684) |
| Items unrealised in earnings statement | | - | - | (76,281) | (88,727) | - | - | (8,957) | (173,965) |
| Net earnings for the period | | - | - | - | - | - | 375,400 | - | 375,400 |
| Dividend paid | *15* | - | - | - | - | - | (251,621) | - | (251,621) |
| Minority interests for the period | | - | - | - | - | - | - | 14,968 | 14,968 |
| Dividend paid from subsidiary | | - | - | - | - | - | - | (9,808) | (9,808) |
| **Balance - as at 30 June 2006** | | 4,193,678 | 5,515,363 | (68,901) | (81,404) | 388,897 | 6,901,674 | 276,847 | 17,126,154 |

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2006 AND 2005

(Unit: Thousand Baht)

| | | THE COMPANY ONLY | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | Unrealised gain (loss) | | Retained earnings | | |
| | Note | Issued and paid-up share capital | Share premium | on changes in value of investments | Translation adjustment | Statutory reserve | Unappropriated | Total |
| **Balance - as at 1 January 2005** | | 3,738,678 | 1,606,625 | 39,331 | (76,837) | 319,265 | 5,879,095 | 11,506,157 |
| Unrealised gain on changes in value of investments | | - | - | 13,290 | - | - | - | 13,290 |
| Translation adjustment | | - | - | - | 56,177 | - | - | 56,177 |
| Items unrealised in earnings statement | | - | - | 13,290 | 56,177 | - | - | 69,467 |
| Net earnings for the period | | - | - | - | - | - | 527,032 | 527,032 |
| Dividend paid | 15 | - | - | - | - | - | (293,557) | (293,557) |
| Ordinary shares issued during the period | | 455,000 | - | - | - | - | - | 455,000 |
| Share premium on new ordinary shares | | - | 3,908,738 | - | - | - | - | 3,908,738 |
| **Balance - as at 30 June 2005** | | 4,193,678 | 5,515,363 | 52,621 | (20,660) | 319,265 | 6,112,570 | 16,172,837 |
| **Balance - as at 1 January 2006** | | 4,193,678 | 5,515,363 | 7,380 | (32,385) | 382,364 | 6,784,428 | 16,850,828 |
| Unrealised loss on changes in value of investments | | - | - | (76,281) | - | - | - | (76,281) |
| Translation adjustment | | - | - | - | (49,019) | - | - | (49,019) |
| Items unrealised in earnings statement | | - | - | (76,281) | (49,019) | - | - | (125,300) |
| Net earnings for the period | | - | - | - | - | - | 375,400 | 375,400 |
| Dividend paid | 15 | - | - | - | - | - | (251,621) | (251,621) |
| **Balance - as at 30 June 2006** | | 4,193,678 | 5,515,363 | (68,901) | (81,404) | 382,364 | 6,908,207 | 16,849,307 |

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2006 AND 2005

(Unit: Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| **Cash flows from operating activities** | | | | |
| Net earnings | 375,400 | 527,032 | 375,400 | 527,032 |
| Adjustments to reconcile net earnings to net cash | | | | |
| from (used in) operating activities:- | | | | |
| Unrealized gain on exchange | (5,029) | (18,680) | (8,744) | (17,987) |
| Share of profit from investments in subsidiaries and joint ventures | - | - | (7,997) | (36,590) |
| Share of profit from investments in associated companies | (11,596) | (2,625) | (11,596) | (2,625) |
| Minority interests | 14,968 | 15,396 | - | - |
| Doubtful accounts | 16,523 | 51,079 | 1,370 | 43,925 |
| Depreciation and amortisation | 741,510 | 520,683 | 523,119 | 478,574 |
| Amortisation of goodwill | 8,316 | 3,144 | - | - |
| Reversal of allowance for impairment of investments | (63,639) | - | (63,639) | - |
| Net earnings before changes in operating assets and liabilities | 1,076,453 | 1,096,029 | 807,913 | 992,329 |
| Operating assets (increase) decrease | | | | |
| Trade accounts receivable | 883,188 | (2,776,670) | (113,314) | (440,424) |
| Trade accounts receivable - related parties | 150,192 | (407,811) | 114,285 | (742,727) |
| Loans and advances to related parties | (88,132) | 291,068 | (2,289,616) | 292,285 |
| Unbilled receivable | (1,904,421) | 589,916 | (1,175,862) | 149,993 |
| Accounts receivable - retention | (340,461) | (465,997) | (325,426) | (281,152) |
| Inventories and work in progress | (327,989) | (49,122) | (397,574) | (261,019) |
| Withholding tax | 107,743 | (101,236) | 140,679 | 41,627 |
| Valued added tax refundable | 169,451 | 81,140 | - | - |
| Loans to other companies | (46,240) | (71,418) | 40,884 | (860) |
| Advances for machinery, material purchase, subcontractors | | | | |
| and land awaiting development | (181,079) | (486,290) | (13,893) | (418,158) |
| Receivable from sale of land | 233,710 | - | - | - |
| Other current assets | (26,494) | (157,227) | 17,133 | 19,644 |
| Operating liabilities increase (decrease) | | | | |
| Trade accounts payable | (753,433) | 692,941 | (266,806) | 427,771 |
| Trade accounts payable - related parties | (149,597) | (93,373) | (224,785) | (30,762) |
| Billing in excess of contract work in progress | 355,727 | 206,414 | 594,516 | (27,470) |
| Advance received from customers under construction contracts | 3,165,962 | (543,700) | 2,820,517 | (95,605) |
| Corporate income tax payable | (19,317) | (17,173) | 1,217 | - |
| Accrued expenses | 681,889 | 767,764 | (13,522) | 22,507 |
| Reserve for project expenses | (40,251) | (51,384) | (40,251) | (51,384) |
| Account payable - retention | 59,312 | 31,227 | 64,656 | 48,006 |
| Advance received from sale of receivable | 109,975 | - | 109,975 | - |
| Advance received from customer for land purchase | 542,696 | - | - | - |
| Other current liabilities | (391,857) | 98,059 | 75,907 | 6,397 |
| Other liabilities | 11,370 | - | 4,582 | - |
| Net cash provided by (used in) operating activities | 3,278,397 | (1,366,843) | (68,785) | (349,002) |

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2006 AND 2005

(Unit: Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| **Cash flows from investing activities** | | | | |
| Increase in property, plant and equipment - net | (1,049,502) | (2,596,906) | (402,444) | (526,377) |
| Decrease in deferred charges | 53,972 | 2,719 | - | - |
| Purchase of current investments | (1,070,000) | - | (1,070,000) | - |
| Decrease (increase) in investments accounted for under equity method | 18,733 | (215,216) | (49,402) | (1,395,489) |
| Decrease (increase) in other long-term investments | 56,206 | (452,319) | 56,046 | (452,638) |
| Cash paid for acquisition of investment in potash mine project | (2,881,730) | - | - | - |
| Increase in minority interest from purchases of subsidiaries | - | 85,966 | - | - |
| Translation adjustment | (97,684) | 106,522 | (49,019) | 56,177 |
| Decrease (increase) in other assets | (23,854) | (7,392) | (16,686) | 2,646 |
| Net cash used in investing activities | (4,993,859) | (3,076,626) | (1,531,505) | (2,315,681) |
| **Cash flows from financing activities** | | | | |
| Decrease (increase) in cash at banks with maturity of more than three months and those pledged | 74,431 | (508,324) | 52,751 | (336,287) |
| Increase in bank overdrafts and loans from financial institutions | 2,890,830 | 1,391,474 | 2,201,316 | 424,485 |
| Increase (decrease) in loans and advances from related parties | (172,994) | 455,974 | 579 | 23,834 |
| Increase (decrease) in long-term loans | 337,384 | (1,193,733) | 146,296 | (1,250,635) |
| Decrease in hire purchases payable | (164,643) | (93,870) | (161,149) | (96,851) |
| Increase (decrease) in accounts payable - trust receipts | (142,400) | 13,349 | (230,100) | (214,148) |
| Increase (decrease) in loan from directors | 3,485 | (7,028) | - | - |
| Dividend paid | (251,621) | (293,557) | (251,621) | (293,557) |
| Subsidiary paid dividend to its shareholders | (9,808) | (9,808) | - | - |
| Receipt of increased share capital | - | 4,363,738 | - | 4,363,738 |
| Net cash provided by financing activities | 2,564,664 | 4,118,215 | 1,758,072 | 2,620,579 |
| Net increase (decrease) in cash and cash equivalents | 849,202 | (325,254) | 157,782 | (44,104) |
| Cash and cash equivalents at beginning of period | 2,125,285 | 4,241,899 | 613,056 | 980,358 |
| Cash and cash equivalents at end of period (Note 2) | 2,974,487 | 3,916,645 | 770,838 | 936,254 |
| Supplemental cash flows information: - | | | | |
| Cash paid during the period for | | | | |
| Interest expenses | 429,814 | 202,151 | 219,941 | 159,275 |
| Corporate income tax | 392,410 | 371,998 | 273,589 | 218,237 |
| Non-cash transactions | | | | |
| Unrealised gain (loss) on change in value of investments | (76,281) | 13,290 | (76,281) | 13,290 |
| Reversal of loss on impairment of investments | 63,639 | - | 63,639 | - |

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED 30 JUNE 2006

# 1. GENERAL INFORMATION

## 1.1 Corporate information

Italian-Thai Development Public Company Limited was incorporated as a public company under Thai laws. The Company operates in Thailand and is principally engaged in the provision of construction services. The Company has a total of 3 branches located overseas. Its registered office is located at 2034/132-161, New Petchburi Road, Kwaeng Bangkapi, Khet Huaykwang, Bangkok.

## 1.2 General information

a) The financial statements of the ITO Joint Venture ("the Joint Venture") are included in the consolidated financial statements in proportion to the 40% interest held by the Company.

Substantial of the construction work on the main passenger terminal building and concourse building, together with the installation of 26 CTX bomb scanners and baggage handling system has been completed on 28 September 2005, meeting the criteria of the condition of the contracts that substantial completion is to be achieved and work handed over to the project owner on 29 September 2005 for use in technical flight testing of the airport. Under the contract the construction work and systems testing work that is not yet completed is to be completed within 6 months from 28 September 2005, or by 28 March 2006, which is the date stipulated for Final Completion. Airports of Thailand Public Company Limited and its consultants are currently conducting official inspection of the work delivered by the Joint Venture. Such inspection requires manpower and time because this is a large project with a large volume of work and high level of complexity. Therefore, under the conditions of the contract the Joint Venture is not currently in a position whereby it would be fined and the inspection process prior to accepting delivery of the work is still being

conducted by Airports of Thailand Public Company Limited. However, if it is proved that there was a delay due to any fault of the Joint Venture, it will be subject to a fine of Baht 2.5 million per day in accordance with the conditions of the contract, and the Company would be responsible for such fine in proportion to its interest in the Joint Venture, at a rate of Baht 1 million per day.

b) On 30 March 2006, a resolution of the Annual General Meeting of the Company's shareholders authorised the issue and offer of not more than Baht 10,000 million, or USD 250 million, of debentures with a face value of Baht 1,000 each and a tenor of no more than 10 years from the date of issue.

**1.3 Basis for the preparation of interim financial statements**

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 41 "Interim financial statements", with the Company choosing to present condensed interim financial statements. However, the Company has presented the balance sheets, and the statements of earnings, changes in shareholders' equity, and cash flows as in the same format that used for the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

**1.4 Basis of consolidation**

These interim consolidated financial statements, have been prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2005, with no changes in the shareholding structure of the subsidiaries and joint ventures during the current period, except for the following matters: -

- The Company has invested 99.93 percent in ordinary shares of Sin Rae Muang Thai Co., Ltd.

- Thai Ando and Italian-Thai Development Joint Venture and Ando and Italian-Thai Development Joint Venture discontinued their businesses.

- A subsidiary company has invested 99.99 percent in ordinary shares of Aquathai Co., Ltd.

The financial statements for the year ended 31 December 2005 of three overseas subsidiaries and three overseas joint ventures which are included in the consolidated financial statements were prepared by the management, and have not been audited by their auditors. Their aggregate assets as at 31 December 2005 were Baht 638 million and their aggregate revenues for the year then ended were Baht 1,296 million.

The consolidated financial statements for the three-month and six-month periods ended 30 June 2006 incorporate the financial statements of two joint ventures in Taiwan with total assets comprising 1.2% (31 December 2005: 2.2%) and total revenues for the three-month and six-month periods then ended comprising 4.6% and 4.0% of the respective consolidated totals (2005: 2.3% and 2.7%, respectively). These financial statements were prepared based on financial information complied by the management of these project office and joint ventures and which had not been reviewed because the Taiwanese joint ventures are not under the control of the Company's management. Nevertheless, the financial statements of these overseas joint ventures as at 31 December 2005 and 2004 have already been audited.

### 1.5 Summary of significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year ended 31 December 2005.

## 2. CASH AND CASH EQUIVALENTS

(Unit: Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| Cash and deposits at banks | 3,047,492 | 2,177,198 | 842,708 | 664,954 |
| Less: Amounts with maturity of more than 3 months | (73,005) | (51,913) | (71,870) | (51,898) |
| Cash and cash equivalents | 2,974,487 | 2,125,285 | 770,838 | 613,056 |

## 3. PLEDGED DEPOSITS AT BANKS

As at 30 June 2006, approximately Baht 84 million (31 December 2005: Baht 84 million) of saving deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects and approximately Baht 550 million (31 December 2005: Baht 589 million) of saving deposits have been pledged to finance and stand by letter of credit. Furthermore, fixed deposits amounting to Baht 76 million (31 December 2005: Baht 71 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the branch in Taiwan.

As at 31 December 2005, fixed deposits amounting to Baht 62 million of the Company's branch in Taiwan have been pledged to secure loans obtained from a bank by the Company.

## 4. TRADE ACCOUNTS RECEIVABLE

The aging of outstanding trade accounts receivable balances as at 30 June 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

| Overdue | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| Less than 3 months | 4,347,251 | 5,713,460 | 2,811,593 | 2,744,570 |
| 3 - 6 months | 462,077 | 293,959 | 60,092 | 154,759 |
| 6 - 12 months | 711,511 | 338,443 | 115,797 | 94,585 |
| More than 12 months | 1,408,363 | 1,509,321 | 1,131,635 | 1,018,683 |
| Total | 6,929,202 | 7,855,183 | 4,119,117 | 4,012,597 |
| Less: Allowance for doubtful accounts | (1,051,557) | (1,077,793) | (1,014,043) | (1,018,555) |
| Trade accounts receivable - net | 5,877,645 | 6,777,390 | 3,105,074 | 2,994,042 |

The Company has fully set up an allowance for doubtful debts for the major private accounts receivable with balances overdue for more than 12 months, and at 50 percent for those accounts with balances overdue for more than 6 months.

## 5. TRADE ACCOUNTS RECEIVABLE – RELATED PARTIES

The outstanding balances of related parties as at 30 June 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| Subsidiaries and joint ventures | | | | |
| ITO Joint Venture | - | - | 415,214 | 444,556 |
| IOT Joint Venture | - | - | 67,915 | 299,823 |
| Thai Pride Cement Co., Ltd. | - | - | 85,019 | 107,541 |
| ITD - NCC Joint Venture (NT-2) | - | - | 237,696 | 85,187 |
| ITD - VIS Joint Venture | - | - | 71,109 | 51,122 |
| The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH | - | - | - | 49,490 |
| ITD - NCC Joint Venture | - | - | 19,434 | 40,329 |
| PT. Thailindo Bara Pratama | - | - | 36,872 | 36,872 |
| Shimizu - ITD Joint Venture | - | - | - | 36,271 |
| Shumizu - ITD Joint Venture (2) | - | - | 38,407 | 31,944 |
| Italian - Thai International Co., Ltd. | - | - | 31,534 | 31,534 |
| Sumitomo - Italian-Thai Joint Venture | - | - | 29,184 | 29,184 |
| IN Joint Venture | - | - | 4,878 | 20,439 |
| ITD - NSC Joint Venture | - | - | 3,837 | 16,297 |
| Italthai Marine Limited | - | - | 10,984 | 12,460 |
| Bhaka Bhumi Development Co., Ltd. | - | - | 14,012 | 11,779 |
| IDS Joint Venture | - | - | 8,891 | 5,656 |
| Siam Concrete and Brick Products Co., Ltd. | - | - | 6,707 | 8,015 |
| ITD - NAWARAT LLC. | - | - | 9,593 | - |
| Others | - | - | 23,035 | 19,080 |
| Total | - | - | 1,114,321 | 1,337,579 |
| Associated companies | | | | |
| MCRP Construction Corporation, Philippines | 771,064 | 816,643 | 719,193 | 765,824 |
| Others | 12,672 | 13,442 | 12,131 | 13,082 |
| Total | 783,736 | 830,085 | 731,324 | 778,906 |
| Less: Allowance for doubtful accounts | (759,349) | (804,017) | (707,478) | (753,199) |
| Net | 24,387 | 26,068 | 23,846 | 25,707 |

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| Related companies | | | | |
| (Related by way of common directors) | | | | |
| Nam Theun 2 Power Co., Ltd. | 352,472 | 473,790 | - | - |
| Siam Steel Syndicate Co., Ltd. | 17,480 | 7,062 | 16,513 | 5,546 |
| Pladaeng Co., Ltd. | 51,803 | 51,803 | 51,803 | 51,803 |
| Italthai Industrial Co., Ltd. | 90,640 | 31,587 | 90,640 | 31,587 |
| Medical Device Manufacturer (Thailand) Limited | 4,745 | 4,745 | 4,745 | 4,745 |
| Ao Siam Marine Co., Ltd. | 68,873 | 82,183 | 67,673 | 80,983 |
| Amari Co., Ltd. | 29,375 | 19,948 | 29,375 | 19,948 |
| Nawarat Patanakarn Plc. | 24,764 | 3,007 | 22,317 | 229 |
| Others | 39,964 | 20,397 | 38,945 | 16,944 |
| Total | 680,116 | 694,522 | 322,011 | 211,785 |
| Less: Allowance for doubtful accounts | (64,725) | (65,249) | (64,725) | (65,249) |
| Net | 615,391 | 629,273 | 257,286 | 146,536 |
| Outstanding balances and portion of other participants of joint venture | | | | |
| ITO Joint Venture | 249,128 | 266,734 | - | - |
| IOT Joint Venture | 40,749 | 179,894 | - | - |
| ITD - NCC Joint Venture | 9,523 | 19,761 | - | - |
| ITD - NCC Joint Venture (NT-2) | 95,079 | 34,075 | - | - |
| Sumitomo – Italian-Thai Joint Venture | 14,300 | 14,300 | - | - |
| The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH | - | 19,796 | - | - |
| IN Joint Venture | 2,390 | 10,015 | - | - |
| IDS Joint Venture | 5,779 | 3,676 | - | - |
| ITD - VIS Joint Venture | 24,888 | 17,893 | - | - |
| Shimizu - ITD Joint Venture | - | 21,763 | - | - |
| Shimizu - ITD Joint Venture (2) | 19,587 | 16,291 | - | - |
| Others | 11,246 | 8,286 | - | - |
| Total | 472,669 | 612,484 | - | - |
| Trade accounts receivable - related parties - net | 1,112,447 | 1,267,825 | 1,395,453 | 1,509,822 |

The aging of outstanding trade accounts receivable - related parties as at 30 June 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

| Overdue | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| Less than 3 months | 825,543 | 723,825 | 809,920 | 691,292 |
| 3 - 6 months | 71,041 | 107,104 | 140,756 | 146,912 |
| 6 - 12 months | 84,503 | 258,801 | 120,953 | 299,075 |
| More than 12 months | 955,434 | 1,047,360 | 1,096,027 | 1,190,991 |
| Total | 1,936,521 | 2,137,090 | 2,167,656 | 2,328,270 |
| Less: Allowance for doubtful accounts | (824,074) | (869,265) | (772,203) | (818,448) |
| Net | 1,112,447 | 1,267,825 | 1,395,453 | 1,509,822 |

The Company has set up an allowance for doubtful accounts at the full amount of the major accounts receivable balances, which are more than 12 months overdue.

## 6. SHORT-TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 30 June 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| Subsidiaries and joint ventures | | | | |
| Sin Rae Muang Thai Co,. Ltd. | - | - | 2,887,357 | - |
| ITD - EGC Joint Venture | - | - | 389,521 | 526,159 |
| Bhaka Bhumi Development Co., Ltd. | - | - | 92,725 | 770,259 |
| Siam Concrete and Brick Products Co., Ltd. | - | - | 65,275 | 157,296 |
| PT. Thailindo Bara Pratama | - | - | 58,627 | 65,868 |
| IOT Joint Venture | - | - | - | 60,000 |
| ITD - NSC Joint Venture | - | - | 52,800 | 52,800 |
| ITD - NCC Joint Venture | - | - | - | 45,900 |

(Unit: Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| Shimizu - ITD Joint Venture (2) | - | - | 43,120 | 43,120 |
| IN Joint Venture | - | - | 1,124 | 41,924 |
| ITD Cementation India Limited | - | - | 397,687 | 10,377 |
| Others | - | - | 7,458 | 7,418 |
| Total | - | - | 3,995,694 | 1,781,121 |
| Associated companies | | | | |
| MCRP Construction Corporation, Philippines | 51,823 | - | 51,823 | - |
| Italian-Thai Gypsum Co., Ltd. | 4,600 | 4,600 | 4,600 | 4,600 |
| Total | 56,423 | 4,600 | 56,423 | 4,600 |
| Less: Allowance for doubtful accounts | (4,600) | (4,600) | (4,600) | (4,600) |
| Net | 51,823 | - | 51,823 | - |
| Related companies | | | | |
| (Related by way of common directors) | | | | |
| Asia Pacific Potash Corporation Limited | 44,391 | - | 44,391 | - |
| Italthai Engineering Co., Ltd. | - | 12,281 | - | - |
| Total | 44,391 | 12,281 | 44,391 | - |
| Short-term loans and advances to related parties - net | 96,214 | 12,281 | 4,091,908 | 1,781,121 |

Significant movements in the short-term loans and advances to related parties balances during the six-month period ended 30 June 2006 are as follows: -

(Unit: Thousand Baht)

| | 31 December | During the period | | 30 June |
|---|---|---|---|---|
| | 2005 | Increase | Decrease | 2006 |
| Subsidiaries and joint ventures | | | | |
| Sin Rae Muang Thai Co., Ltd. | - | 2,887,357 | - | 2,887,357 |
| ITD - EGC Joint Venture | 526,159 | - | (136,638) | 389,521 |
| Bhaka Bhumi Development Co., Ltd. | 770,259 | 56,725 | (734,259) | 92,725 |
| Siam Concrete and Brick Products Co., Ltd. | 157,296 | - | (92,021) | 65,275 |
| PT. Thailindo Bara Pratama | 65,868 | - | (7,241) | 58,627 |
| IOT Joint Venture | 60,000 | - | (60,000) | - |
| ITD - NCC Joint Venture | 45,900 | - | (45,900) | - |
| IN Joint Venture | 41,294 | 630 | (40,800) | 1,124 |
| ITD Cementation India Limited | 10,377 | 387,310 | - | 397,687 |

(Unit: Thousand Baht)

| | 31 December | During the period | | 30 June |
|---|---|---|---|---|
| | 2005 | Increase | Decrease | 2006 |
| Associated company | | | | |
| MCRP Construction Corporation, Philippines | - | 51,823 | - | 51,823 |
| Related companies | | | | |
| Asia Pacific Potash Corporation Limited | - | 44,391 | - | 44,391 |
| Italthai Engineering Co., Ltd. | 12,281 | - | (12,281) | - |

# 7. INVESTMENTS IN RELATED PARTIES

## 7.1 Investments accounted for under equity method

(Unit: Thousand Baht)

| | Nature of business | Paid-up capital | Percentage of shareholding | | Investment | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Cost | | Equity | |
| | | | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| | | | Percent | Percent | | | | |
| The Company Only | | | | | | | | |
| Investments in subsidiaries | | | | | | | | |
| Myanmar ITD Co., Ltd. | Service agent for Myanmar companies | 1,483 | 99.99 | 99.99 | 1,483 | 1,483 | (15,207) | (16,133) |
| Italian-Thai International Co., Ltd. | Holding company and ship charter hire | 400,000 | 99.99 | 99.99 | 400,000 | 400,000 | (133,636) | (128,235) |
| PT. Thailindo Bara Pratama | Coal digestion | 23,875 (Million IDR) | 99.99 | 99.99 | 108,071 | 108,071 | (12,264) | 5,261 |
| Bhaka Bhumi Development Co., Ltd. | Construction and real estate | 5,075 | 99.99 | 99.99 | 5,075 | 5,075 | (73,717) | (29,591) |
| Thai Pride Cement Co., Ltd. | Manufacture and distribution of cement | 1,200,000 | 99.99 | 99.99 | 1,485,000 | 1,485,000 | 1,475,434 | 1,421,112 |
| Sin Rae Muang Thai Co., Ltd. | Mining | 1,000 | 99.93 | - | 999 | - | 687 | - |
| Nha Pralan Crushing Plant Co., Ltd. | Rock quarrying, processing and distribution | 1,000 | 99.91 | 99.91 | 999 | 999 | (2,370) | (1,447) |
| Siam Concrete and Brick Products Co., Ltd. | Manufacture and distribution of concrete products and real estate | 84,000 | 99.70 | 99.70 | 82,296 | 82,296 | 91,599 | 85,530 |
| Italthai Marine Ltd. | Production and sale of vessels and equipment | 460,000 | 86.96 | 86.96 | 80,000 | 80,000 | 64,500 | 63,742 |
| ITD Cementation India Ltd. | Construction services in India | 46 (Million INR) | 80.48 | 80.48 | 524,852 | 524,852 | 495,596 | 527,711 |
| Italthai Trevi Co., Ltd. | Foundation and piling work services | 55,000 | 80.45 | 80.45 | 55,689 | 55,689 | 115,813 | 110,584 |
| Asian Steel Product Co., Ltd. | Manufacture and distribution of steel pipes for civil construction | 20,000 | 69.90 | 69.90 | 7,004 | 7,004 | 122,129 | 117,694 |
| Thai Maruken Co., Ltd. | Lease and sale of sheet piles and beams | 20,000 | 50.96 | 50.96 | 10,196 | 10,196 | 77,096 | 76,138 |
| ITD - NAWARAT LLC. | Construction services in United Arab Emirates | 300 (Thousand AED) | 49.00 | 49.00 | 1,652 | 1,652 | 12,467 | 6,348 |
| Total investments in subsidiaries | | | | | 2,763,316 | 2,762,317 | 2,218,127 | 2,238,714 |

# (UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

| | Nature of business | Paid-up capital | Percentage of shareholding | | Investment | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Cost | | Equity | |
| | | | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| | | | Percent | Percent | | | | |
| **Investments in joint ventures** | | | | | | | | |
| ITD – VIS Joint Venture | Track doubling contractor | - | 65.00 | 65.00 | - | - | 68,939 | 65,281 |
| The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH | Design, installation and laying of telephone lines | - | 60.00 | 60.00 | - | - | (53,563) | (81,962) |
| The Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag | Design and construction of tunnels and underground power lines | - | 60.00 | 60.00 | - | - | 5,593 | 6,978 |
| ITD - NCC Joint Venture (NT-2) | Construction of Nam Theun 2 Hydropower Project in Laos | - | 60.00 | 60.00 | - | - | 141,929 | 73,833 |
| ITD - EGC Joint Venture | Construction of underground electrical train station in Taiwan | - | 55.00 | 55.00 | - | - | 3,373 | 48,476 |
| Sumitomo - Italian-Thai Joint Venture | Design and construct of bridges | - | 51.00 | 51.00 | - | - | 21,207 | 21,888 |
| ITD – NCC Joint Venture | Construction of electrical work on terminal building | - | 51.00 | 51.00 | - | - | 24,311 | 27,019 |
| IN Joint Venture | Construction of water drainage tunnel | - | 51.00 | 51.00 | - | - | 15,745 | 14,755 |
| ITD – NSC Joint Venture | Dedicated pipeline project | - | 50.50 | 50.50 | - | - | (24,403) | (23,506) |
| Shimizu-ITD Joint Venture (2) | Contractor of construction of bridge in Laos | - | 49.00 | 49.00 | - | - | (2,218) | 820 |
| Ando and Italian-Thai Development Joint Venture | Dissolution | - | 45.00 | 45.00 | - | - | - | (228,939) |
| Thai Ando and Italian-Thai Development Joint Venture | Dissolution | - | 45.00 | 45.00 | - | - | - | (42,705) |
| ITO Joint Venture | Construction of terminal building and concourse building | - | 40.00 | 40.00 | - | - | 85,121 | 102,988 |
| Shimizu - ITD Joint Venture | Contractor for construction of street in Bangladesh | - | 40.00 | 40.00 | - | - | 112,600 | 132,571 |
| IOT Joint Venture | Airfield pavements construction | - | 40.00 | 40.00 | - | - | 87,936 | 199,172 |
| POC - ITD Joint Venture | Construction of Sihanoukville port in Cambodia | - | 40.00 | 40.00 | - | - | 4,603 | 3,732 |
| ION Joint Venture | Contractor for construction of underground train track | - | 39.00 | 39.00 | - | - | 25,521 | 56,914 |
| IDS Joint Venture | Construction of electrical work on terminal building | - | 35.00 | 35.00 | - | - | (158,375) | (117,617) |
| I.C.C.T. Joint Venture | Construction and ground improvement | - | 25.00 | 25.00 | - | - | 42,866 | 46,645 |
| NWR, ITD, CNT & AS Joint Venture | Design and construction of water treatment system | - | 25.00 | 25.00 | - | - | 7,001 | 17,264 |
| Joint Venture Evergreen - Italian-Thai - PEWC | Construction services in Taiwan | - | 25.00 | 25.00 | - | - | 692,573 | 696,038 |
| Total investments in joint ventures | | | | | - | - | 1,100,759 | 1,019,645 |

(Unit: Thousand Baht)

| | Nature of business | Paid-up capital | Percentage of shareholding | | Investment | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Cost | | Equity | |
| | | | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| | | | Percent | Percent | | | | |
| **Investments in associated companies** | | | | | | | | |
| Praram 9 Square Hotel Ltd. | Hotel business | 100,000 | 50.00 | 50.00 | 50,000 | 50,000 | 50,000 | 50,000 |
| Less: Allowance on impairment | | | | | (50,000) | (50,000) | (50,000) | (50,000) |
| | | | | | - | - | - | - |
| Italian-Thai Gypsum Co., Ltd. | Construction in Saudi Arabia | 10,500 | 50.00 | 50.00 | 5,250 | 5,250 | - | - |
| ATO-Asia Turnouts Co., Ltd. | Production and distribution of turnouts for railway projects | 5,000 | 49.00 | 49.00 | 2,450 | 2,450 | 20,783 | 20,428 |
| Mcquay (Thailand) Co., Ltd. | Dissolution | 20,000 | 49.00 | 49.00 | 9,800 | 9,800 | - | - |
| Siam Pacific Holding Co., Ltd. | Holding company | 58,625 | 46.69 | 46.69 | 27,373 | 27,373 | 27,821 | 28,189 |
| Chantaburi Farm Co., Ltd. | Real estate development | 100,000 | 35.72 | 35.72 | 21,429 | 21,429 | 24,521 | 23,667 |
| Thai Rent All Co., Ltd. | Construction machinery rental | 25,000 | 30.00 | 30.00 | 7,500 | 7,500 | 15,173 | 13,526 |
| Asia Steel Corporation | Manufacture, import and export of steel | - | 30.00 | 30.00 | 7,800 | 7,800 | 12,301 | 12,301 |
| Less: Allowance on impairment | | | | | (7,800) | (7,800) | (12,301) | (12,301) |
| | | | | | - | - | - | - |
| Anamarine Construction SND.BHD. | Construction contractor | 65 (Thousand RM) | 25.00 | 25.00 | 198 | 198 | - | - |
| MCRP Construction Corporation, Philippines | Construction contractor | 25 (Million Peso) | 24.00 | 24.00 | 12,000 | 12,000 | - | - |
| MCRP Holding Corporation, Philippines | Holding company | 5 (Million Peso) | 24.00 | 24.00 | 3,000 | 3,000 | - | - |
| Imperial Technology Management Service Plc. | Initiation and establishment of Asian University of Science and Technology | 857,350 | 20.41 | 20.41 | 175,000 | 175,000 | 100,125 | 98,251 |
| Bangkok Steel Wire Co., Ltd. | Production and distribution of P.C. wire and P.C. strands | 313,000 | 21.06 | 21.06 | 71,603 | 71,603 | 79,311 | 75,205 |
| Palang Thai Kaowna Co., Ltd. | Not yet operational | 1,000 | 21.54 | 21.54 | 215 | 215 | - | - |
| Khunka Palang Thai Co., ltd. | Not yet operational | 1,000 | 21.54 | 21.54 | 215 | 215 | - | - |
| Praram 9 Square Ltd. | Shopping center development | 750,000 | 20.00 | 20.00 | 150,000 | 150,000 | 150,000 | 150,000 |
| Less: Allowance on impairment | | | | | (150,000) | (150,000) | (150,000) | (150,000) |
| | | | | | - | - | - | - |
| Total investments in associated companies | | | | | 336,033 | 336,033 | 267,734 | 259,266 |
| Total | | | | | 3,099,349 | 3,098,350 | 3,586,620 | 3,517,625 |
| Add: Allowance for loss from investments under equity method | | | | | - | - | 475,753 | 670,135 |
| Total investments accounted for under equity method | | | | | 3,099,349 | 3,098,350 | 4,062,373 | 4,187,760 |

(Unit: Thousand Baht)

| | Nature of business | Paid-up capital | Percentage of shareholding | | Investment | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Cost | | Equity | |
| | | | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| | | | Percent | Percent | | | | |
| **Consolidated** | | | | | | | | |
| Investments in associated companies, directly held by the Company | | | | | 336,033 | 336,033 | 267,734 | 259,266 |
| Investments in associated companies, directly held by subsidiaries | | | | | | | | |
| Natureway Resources Co., Ltd. | Holding company | 40 (Million USD) | 30.00 | 30.00 | 296,700 | 296,700 | 296,700 | 296,700 |
| Less: Allowance on impairment | | | | | (296,700) | (296,700) | (296,700) | (296,700) |
| | | | | | - | - | - | - |
| Siam Pacific Holding Co., Ltd. | Holding company | 58,625 | 4.30 | 4.30 | 2,525 | 2,525 | 2,525 | 2,525 |
| Total | | | | | 2,525 | 2,525 | 2,525 | 2,525 |
| Total investments accounted for under equity method | | | | | 338,558 | 338,558 | 270,259 | 261,791 |

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet audited by those companies' auditors.

During the period, the Company has invested 99.93 percent in ordinary shares of Sin Rae Muang Thai Co., Ltd. In addition, Thai Ando and Italian-Thai Development Joint Venture and Ando and Italian-Thai Development Joint Venture discontinued their businesses.

## 7.2 Other long-term investments

(Unit: Thousand Baht)

| | Nature of business | Percentage of shareholding | | Investment | |
|---|---|---|---|---|---|
| | | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| | | Percent | Percent | | |
| **The Company Only** | | | | | |
| Investments in other companies | | | | | |
| a) Non-listed securities | | | | | |
| Thepprathan Properties Co., Ltd. | Real estate development | - | 19.80 | - | 247,500 |
| Less: Allowance on impairment | | | | - | (247,500) |
| | | | | - | - |
| Toyo-Thai Corporation Ltd. | Construction contractor | 16.25 | 16.25 | 26,000 | 26,000 |
| Nam Theun 2 Power Co., Ltd. | Hydroelectric power plant | 15.00 | 15.00 | 446,331 | 446,331 |
| M-Home SPV 3 Co., Ltd. | Real estate development | 11.54 | 11.54 | 12 | 12 |
| Less: Allowance on impairment | | | | (12) | (12) |
| | | | | - | - |

(Unit: Thousand Baht)

| | Nature of business | Percentage of shareholding 30 June 2006 | Percentage of shareholding 31 December 2005 | Investment 30 June 2006 | Investment 31 December 2005 |
|---|---|---|---|---|---|
| | | Percent | Percent | | |
| Siam Steel Syndicate Co., Ltd. | Steel manufacturer | 5.45 | 5.45 | 54,500 | 54,500 |
| Less: Allowance on impairment | | | | - | (54,500) |
| | | | | 54,500 | - |
| Siam Fiber Optics Co., Ltd. | Manufacture and distribution of optic fibers | 10.00 | 10.00 | 24,000 | 24,000 |
| Medical Device Manufacturer (Thailand) Limited | Manufacture and distribution of medical products | 6.95 | 6.95 | 50,069 | 50,069 |
| Sosuco Granite Co., Ltd. | Rock quarrying and distribution | 5.00 | 5.00 | 5,000 | 5,000 |
| Less: Allowance on impairment | | | | (4,687) | (4,687) |
| | | | | 313 | 313 |
| Time Regency Co., Ltd. | Real estate development | 3.51 | 3.51 | 47,313 | 47,313 |
| Less: Allowance on impairment | | | | (47,313) | (47,313) |
| | | | | - | - |
| The Bangkok Club Co., Ltd. | Entertainment services | 0.44 | 0.44 | 3,000 | 3,000 |
| The Exchange Square Co., Ltd. | Real estate development | Advance payment | Advance payment | 5,000 | 5,000 |
| Less: Allowance on impairment | | | | (5,000) | (5,000) |
| | | | | - | - |
| b) Listed securities | | | | | |
| Charoong Thai Wire and Cable Plc. | Manufacture and distribution of enamel coated wire and cable | 13.35 | 14.14 | 308,714 | 325,139 |
| Add: Unrealised gain from changes in value of investments | | | | 58,274 | 64,092 |
| | | | | 366,988 | 389,231 |
| Cyber Bay Corporation, Philippines | Real estate development | 14.25 | 14.25 | 180,441 | 200,333 |
| Less: Unrealised loss from changes in value of investments | | | | (78,059) | (66,493) |
| | | | | 102,382 | 133,840 |
| K.C. Property Plc. | Real estate development | 1.04 | 1.04 | 9,139 | 9,139 |
| Less: Unrealised loss form changes in value of investments | | | | (183) | (9,139) |
| | | | | 8,956 | - |
| Nawarat Patanakarn Plc. | Construction services | 5.23 | 6.04 | 130,000 | 150,000 |
| Add: Unrealised gain (loss) from changes in value of investments | | | | (53,300) | 6,000 |
| | | | | 76,700 | 156,000 |
| Everland Plc. | Property development | 0.04 | - | 110 | - |
| Add: Unrealised gain from changes in value of investments | | | | 747 | - |
| | | | | 857 | - |
| Total investments in other companies | | | | 1,160,096 | 1,228,784 |

(Unit: Thousand Baht)

| | Nature of business | Percentage of shareholding 30 June 2006 | 31 December 2005 | Investment 30 June 2006 | 31 December 2005 |
|---|---|---|---|---|---|
| | | Percent | Percent | | |
| **Consolidated** | | | | | |
| **Investments in other companies, directly held by the Company** | | | | 1,160,096 | 1,228,784 |
| **Investments in other companies, directly held by subsidiaries** | | | | | |
| a) Non-listed securities | | | | | |
| Bagan Hotel Holding (BVI) Co., Ltd. | Holding company | 17.74 | 17.74 | 21,240 | 21,240 |
| Less: Allowance on impairment | | | | (21,240) | (21,240) |
| | | | | - | - |
| Premus (Thailand) Co., Ltd. | Real estate management | 10.00 | 10.00 | 1,250 | 1,250 |
| Island Country Telecommunication Co., Ltd. | Telecommunication services | 4.28 | 4.28 | 3,053 | 3,053 |
| Less: Allowance on impairment | | | | (3,053) | (3,053) |
| | | | | - | - |
| b) Listed securities | | | | | |
| Charoong Thai Wire and Cable Plc. | Manufacture and distribution of enamel coated wire and cable | 0.83 | 0.83 | 19,178 | 19,178 |
| Add: Unrealised gain from changes in value of investments | | | | 3,621 | 3,781 |
| | | | | 22,799 | 22,959 |
| Total | | | | 24,049 | 24,209 |
| Total investments in other companies | | | | 1,184,145 | 1,252,993 |

As at 30 June 2006, parts of long-term loans from a financial institution of the Company were secured by the pledge of listed securities of a related company, as discussed in Note 14.

During the period, the Company sold its investments in Thepprathan Properties Co., Ltd and partial investments in Nawarat Patanakarn Plc. and Charoong Thai Wire and Cable Plc. The Company recorded gain on sales of investments approximately Baht 8.6 million.

During the period, the Company reversed loss on impairment of investments in Siam Steel Syndicate Co., Ltd. and K.C. Property Plc. approximately Baht 63.6 million.

## 8. INVESTMENT IN A POTASH MINE PROJECT

During the period, the Company invested in a potash mine through a group of related companies. These companies are in the process of restructuring their investment structure and expect this to be completed in 2006. The Company expects to make additional investment of Baht 445 million to give it a 90% stake in the potash mine project, and has therefore recorded such investment as an asset under the caption of "Investment in potash mine project". However, the concession for the potash mine is still being requested from the government.

## 9. LONG-TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 30 June 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| Subsidiaries and joint ventures | | | | |
| ITO Joint Venture | - | - | 928,400 | 928,400 |
| ITD - NCC Joint Venture | - | - | 254,490 | 254,490 |
| Ando and Italian-Thai Development Joint Venture | - | - | - | 229,382 |
| Italian-Thai International Co., Ltd. | - | - | 128,137 | 106,275 |
| IDS Joint Venture | - | - | 199,500 | 199,500 |
| IN Joint Venture | - | - | 97,920 | 97,920 |
| The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH | - | - | 105,000 | 105,000 |
| ITD - NCC Joint Venture (NT-2) | - | - | 66,000 | 1,623 |
| Thai Ando and Italian-Thai Development Joint Venture | - | - | - | 43,227 |
| Bhaka Bhumi Development Co., Ltd. | - | - | 161,010 | - |
| Nha Pralan Crushing Plant Co., Ltd. | - | - | 10,000 | 10,000 |
| Others | - | - | 9,795 | 9,805 |
| Total | - | - | 1,960,252 | 1,985,622 |

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| Associated companies | | | | |
| Palang Thai Kaowna Co., Ltd. | 280,702 | 280,702 | 280,702 | 280,702 |
| Khunka Palang Thai Co., Ltd. | 58,882 | 58,882 | 58,882 | 58,882 |
| Mcquay (Thailand) Co., Ltd. | 12,017 | 11,788 | 12,017 | 11,788 |
| Total | 351,601 | 351,372 | 351,601 | 351,372 |
| Less: Allowance for doubtful accounts | (351,601) | (351,372) | (351,601) | (351,372) |
| Net | - | - | - | - |
| Related companies | | | | |
| Italian-Thai Land Co., Ltd. | 554,097 | 554,097 | 554,097 | 554,097 |
| Bangkok Mass Transit System Plc. | 101,143 | 101,143 | 101,143 | 101,143 |
| Palit Palang Ngan Co., Ltd. | 94,231 | 94,231 | 94,231 | 94,231 |
| Pladaeng Co., Ltd. | 59,075 | 59,075 | 59,075 | 59,075 |
| Southern Industries (1996) Co., Ltd. | 24,673 | 24,673 | 24,673 | 24,673 |
| Central Bay Reclamation and Development Corp. | 36,882 | 39,777 | - | - |
| Total | 870,101 | 872,996 | 833,219 | 833,219 |
| Less: Allowance for doubtful accounts | (870,101) | (872,996) | (833,219) | (833,219) |
| Net | - | - | - | - |
| Long-term loans and advances to related companies - net | - | - | 1,960,252 | 1,985,622 |

Significant movements in the long-term loans and advances to related parties balances for the six-month period ended 30 June 2006 are as follows: -

(Unit: Thousand Baht)

| | 31 December | During the period | | 30 June |
|---|---|---|---|---|
| | 2005 | Increase | Decrease | 2006 |
| Subsidiaries and joint ventures | | | | |
| Ando and Italian-Thai Development Joint Venture | 229,382 | - | (229,382) | - |
| Italian-Thai International Co., Ltd. | 106,275 | 21,862 | - | 128,137 |
| ITD-NCC Joint Venture (NT-2) | 1,623 | 66,000 | (1,623) | 66,000 |
| Thai Ando and Italian-Thai Development Joint Venture | 43,227 | - | (43,227) | - |
| Bhaka Bhumi Development Co., Ltd. | - | 161,010 | - | 161,010 |
| Associated company | | | | |
| Mcquay (Thailand) Co., Ltd. | 11,788 | 229 | - | 12,017 |
| Related company | | | | |
| Central Bay Reclamation and Development Corp. | 39,777 | - | (2,895) | 36,882 |

## 10. PROPERTY, PLANT AND EQUIPMENT

Movements of the property, plant and equipment account during the six-month period ended 30 June 2006 are summarized below.

(Unit: Thousand Baht)

| | CONSOLIDATED | THE COMPANY ONLY |
|---|---|---|
| **Net book value as at 1 January 2006** | 14,271,167 | 10,116,682 |
| Increase from purchase of investment in subsidiary | 182 | - |
| Acquisitions during period - at cost | 1,214,677 | 499,520 |
| Disposals during period - net book value at disposal date | (57,519) | (45,112) |
| Depreciation for period | (737,022) | (519,436) |
| Translation adjustment | (112,326) | (55,647) |
| **Net book value as at 30 June 2006** | 14,579,159 | 9,996,007 |

As at 30 June 2006, the Company and its subsidiaries have mortgaged part of the building with aggregate net book values of approximately Baht 557 million and land of Baht 122 million (31 December 2005: Baht 578 million and Baht 125 million, respectively) with a bank to secure long-term loans from this bank, as discussed in Note 14.

As at 30 June 2006, some subsidiaries have mortgaged and granted power of attorney to mortgage Baht 5 million (31 December 2005: Baht 5 million) of the land and buildings with banks to secure credit facilities granted to the subsidiaries by those banks.

## 11. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

The short-term loans from banks which amounting to Baht 1,001 million was used to finance certain specific projects (Project Finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

During the period, the Company entered into an agreement with a local commercial bank granting a new loan amounting to Baht 2,789 million to make investment in a potash mine project. The loan was secured by the pledge of share certificates of the group of related companies.

## 12. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 30 June 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| Subsidiaries and joint ventures | | | | |
| IOT Joint Venture | - | - | 15,133 | 161,140 |
| I.C.C.T. Joint Venture | - | - | 172,980 | 184,354 |
| Thai Maruken Co., Ltd. | - | - | 31,083 | 71,986 |
| ITO Joint Venture | - | - | 25,040 | 31,024 |
| Italthai Trevi Co., Ltd. | - | - | 20,180 | 42,727 |
| Siam Concrete and Brick Products Co., Ltd. | - | - | 15,375 | 62,590 |

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| ITD - VIS Joint Venture | - | - | 53,443 | 53,443 |
| Asian Steel Product Co., Ltd. | - | - | 33,504 | 54,218 |
| Thai Pride Cement Co., Ltd. | - | - | 12,175 | 50,895 |
| ITD - NSC Joint Venture | - | - | 516 | 15,023 |
| Nha Pralan Crushing Plant Co., Ltd. | - | - | 3,028 | 6,148 |
| Others | - | - | 6,214 | 6,275 |
| Total | - | - | 388,671 | 739,823 |
| Associated companies | | | | |
| MCRP Construction Corporation, Philippines | 127,563 | 85,689 | 127,563 | 85,689 |
| Bangkok Steel Wire Co., Ltd. | 19,258 | 27,309 | - | - |
| Thai Rent All Co., Ltd. | 18,383 | 21,794 | 18,149 | 21,566 |
| ATO-Asia Turnouts Ltd. | 7,898 | 5,826 | 988 | 985 |
| Others | 5,675 | 5,675 | - | - |
| Total | 178,777 | 146,293 | 146,700 | 108,240 |
| Related companies | | | | |
| (Related by way of common directors) | | | | |
| Takenaka Corporation | 285,376 | 285,376 | - | - |
| Obayashi Corporation | 253,425 | 253,425 | - | - |
| Italthai Industrial Co., Ltd. | 131,318 | 150,953 | 108,848 | 69,478 |
| Siam Steel Syndicate Co., Ltd. | 84,842 | 109,218 | 81,179 | 105,547 |
| Italthai Engineering Co., Ltd. | 49,387 | 68,813 | 44,831 | 22,161 |
| Alcatel Contracting GmbH | - | 20,063 | - | - |
| Charoong Thai Wire & Cable Plc. | 26,806 | 47,109 | 26,515 | 41,248 |
| Penta-Ocean Construction Co., Ltd. | 11,195 | 46,033 | - | - |
| Saraburi Coal Co., Ltd. | 19,477 | 34,818 | - | - |
| Aquathai Co., Ltd. | - | 14,759 | - | 14,759 |
| Nawarat Patanakarn Plc. | 65,351 | 5,961 | 60,705 | 3,148 |
| Nishimatsu Construction | 11,240 | 4,835 | - | - |
| 3B Holding Co., Ltd. | 22,291 | - | 22,291 | - |
| Thai Obayashi Corporation Limited | 5,722 | 680 | - | - |
| Others | 6,502 | 3,832 | 2,476 | 129 |
| Total | 972,932 | 1,045,875 | 346,845 | 256,470 |

(Unit: Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| Outstanding balances and portion of other participants in joint venture | | | | |
| IOT Joint Venture | 9,080 | 96,684 | - | - |
| I.C.C.T. Joint Venture | 129,735 | 138,265 | - | - |
| ITO Joint Venture | 15,024 | 18,614 | - | - |
| ITD - VIS Joint Venture | 18,705 | 18,705 | - | - |
| IN Joint Venture | 918 | 509 | - | - |
| Others | 613 | 7,989 | - | - |
| Total | 174,075 | 280,766 | - | - |
| Trade accounts payable - related parties | 1,325,784 | 1,472,934 | 882,216 | 1,104,533 |

## 13. SHORT-TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 30 June 2006 and 31 December 2005 are as follows: -

(Unit: Thousand Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| Joint venture | | | | |
| Joint Venture Evergreen - Italian-Thai - PEWC | - | - | 685,878 | 685,299 |
| Total | - | - | 685,878 | 685,299 |
| Related companies | | | | |
| Nam Theun 2 Power Co., Ltd. | 687,061 | 820,272 | - | - |
| Nishimatsu Construction | - | 71,351 | - | - |
| Obayashi Corporation | 108,292 | 70,292 | - | - |
| Nawarat Patanakarn Plc. | 9,494 | 10,775 | - | - |
| Others | 39 | 5,190 | - | - |
| Total | 804,886 | 977,880 | - | - |
| Short-term loans and advances from related parties | 804,886 | 977,880 | 685,878 | 685,299 |

Significant movements in the short-term loans and advances from related companies balances during the six-month period ended 30 June 2006 are as follows: -

(Unit: Thousand Baht)

| | 31 December | During the period | | 30 June |
|---|---|---|---|---|
| | 2005 | Increase | Decrease | 2006 |
| Joint venture | | | | |
| Joint Venture Evergreen - Italian-Thai - PEWC | 685,299 | 579 | - | 685,878 |
| Related companies | | | | |
| Nam Theun 2 Power Co., Ltd. | 820,272 | - | (133,211) | 687,061 |
| Nishimatsu Construction | 71,351 | - | (71,351) | - |
| Obayashi Corporation | 70,292 | 38,000 | - | 108,292 |
| Nawarat Patanakarn Plc. | 10,775 | - | (1,281) | 9,494 |

## 14. LONG-TERM LOANS

As at 30 June 2006 and 31 December 2005, the Company and its subsidiaries have outstanding long-term loans as follows: -

(Unit: Million Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| Long-term loans | 2,762 | 2,425 | 1,718 | 1,571 |
| Less: current portion | (950) | (684) | (704) | (583) |
| Long-term loans - net of current portion | 1,812 | 1,741 | 1,014 | 988 |

Movement in the long-term loans account during the six-month period ended 30 June 2006 are summarized below.

(Unit: Million Baht)

| | CONSOLIDATED | THE COMPANY ONLY |
|---|---|---|
| Balance as at 1 January 2006 | 2,425 | 1,571 |
| Add: Additional borrowings | 753 | 541 |
| Less: Repayment | (355) | (333) |
| Less: Translation adjustment | (61) | (61) |
| Balance as at 30 June 2006 | 2,762 | 1,718 |

Parts of long-term loans were secured by the pledge of parts of share certificates of investments in a related company and the deed of hypothecation of certain machinery located overseas. The loans were secured by the building and land of the Company and its subsidiaries with aggregate net book values of Baht 679 million as at 30 June 2006 (31 December 2005: Baht 703 million), as discussed in Notes 7 and 10 respectively.

The loans of the Company and its subsidiaries carry interest at the rate of MLR.

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans.

## 15. DIVIDEND PAID

Dividends of the Company which were declared in 2006 and 2005 consist of the following: -

(Unit: Baht)

| | Approved by | Number of shares | Dividend per share | Total dividends |
|---|---|---|---|---|
| Final dividends on 2005 earnings | Annual General Meeting of the shareholders on 30 March 2006 | 4,193,678,180 | 0.06 | 251,620,691 |
| Total for the period 2006 | | | | 251,620,691 |
| Final dividends on 2004 earnings | Annual General Meeting of the shareholders on 20 April 2005 | 4,193,678,180 | 0.07 | 293,557,473 |
| Total for the period 2005 | | | | 293,557,473 |

## 16. RELATED PARTY TRANSACTIONS

During the periods, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which related by way of shareholding or common shareholders and/or common directors by using the pricing policy as follows: -

| | Pricing policy |
|---|---|
| Construction service income which involves sourcing materials | Cost plus margin |
| Construction service income which does not involve sourcing materials | Cost or cost plus margin |
| Sale of equipment | Cost |
| Sale of investment | Market price |
| Purchases of construction materials | Approximating market price |
| Purchases of construction services which involve sourcing materials | Cost plus margin |
| Purchases of construction services which do not involve sourcing materials | Mutual agree price |
| Purchase of investment | Approximately net book value |
| Interest on loans | Mutual agree rate |

(Unit: Million Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | For the three-month periods ended 30 June | | For the three-month periods ended 30 June | |
| | 2006 | 2005 | 2006 | 2005 |
| Transactions with subsidiaries and joint ventures | | | | |
| Construction services and other income | - | - | 561 | 1,359 |
| Sale of equipment | - | - | - | 4 |
| Purchases of construction materials and services | - | - | 79 | 144 |
| Purchase of equipment | - | - | 1 | - |
| Transactions with associated companies | | | | |
| Construction services and other income | 5 | 18 | 2 | 15 |
| Purchases of construction materials and services | 31 | 28 | 6 | 22 |
| Transactions with related companies | | | | |
| Construction services and other income | 947 | 1,166 | 183 | 467 |
| Sale of equipment | 1 | - | - | - |
| Sale of investment | 22 | - | 22 | - |
| Purchases of construction materials and services | 284 | 329 | 187 | 202 |
| Purchases of equipment | 51 | - | 50 | - |
| Purchase of investment | 22 | - | - | - |

(Unit: Million Baht)

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | For the six-month periods ended 30 June | | For the six-month periods ended 30 June | |
| | 2006 | 2005 | 2006 | 2005 |
| Transactions with subsidiaries and joint ventures | | | | |
| Construction services and other income | - | - | 1,160 | 3,234 |
| Sale of equipment | - | - | - | 8 |
| Purchases of construction materials and services | - | - | 240 | 262 |
| Purchase of equipment | - | - | 2 | 6 |
| Transactions with associated companies | | | | |
| Construction services and other income | 12 | 29 | 6 | 24 |
| Purchases of construction materials and services | 58 | 57 | 13 | 40 |
| Transactions with related companies | | | | |
| Construction services and other income | 2,031 | 2,439 | 332 | 686 |
| Sale of equipment | 1 | - | - | - |
| Sale of investment | 22 | - | 22 | - |
| Purchases of construction materials and services | 493 | 590 | 303 | 381 |
| Purchases of equipment | 74 | 63 | 72 | 60 |
| Purchase of investment | 22 | - | - | - |

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

As at 30 June 2006 and 31 December 2005 the Company had outstanding retentions of approximately Baht 403 million and USD 1.7 million (as at 30 June 2006 is equivalent to Baht 473 million) with Bangkok Mass Transit System Public Company Limited, the Company which operates the skytrain. The Company is currently restructuring its debts. The Company is currently negotiating the sale of this debt and received a part of deposit and, based on the preliminarily agreed price, the Company has set aside provision for loss totaling Baht 33 million, in accordance with the anticipated actual loss. This provision is presented under the caption of "Allowance on impairment of assets and contingent liabilities".

## 17. COST OF CONSTRUCTION WORK

As at 30 June 2006, construction costs of the Company, its subsidiaries and its proportionate interests in joint ventures, after adjustment to reflect gains or loss recognised for current construction projects, amount to Baht 120,259 million (The Company only: Baht 63,185 million).

## 18. CORPORATE INCOME TAX

No corporate income tax was payable on the Company's net earnings for the three-month and six-month periods ended 30 June 2006 and 2005 since the operating results under tax basis becomes net loss.

Corporate income tax for the branch in Taiwan has been calculated based on 25 percent of taxable profit.

Corporate income tax for the three-month and six-month periods ended 30 June 2006 and 2005 of subsidiaries and joint ventures in Thailand have been calculated at the rate on the net earnings after adding back certain expenses which are not deductible for tax computation purposes and deducting the tax losses brought forward from previous years.

## 19. GUARANTEES

As at 30 June 2006 and 31 December 2005, there were outstanding guarantees of approximately Baht 25,579 million and Baht 24,749 million, respectively, issued by financial institutions on behalf of the Company, its subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, its subsidiaries, and its joint ventures.

As at 30 June 2006 and 31 December 2005, there were guarantees of approximately Baht 8,691 million and 8,226 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and venturers to subsidiaries, associated, related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd., Asian Steel Product Co., Ltd., Italthai Marine Co., Ltd. and ITD Cementation India Limited, for which the Company issued full guarantees for the credit facilities).

**20. COMMITMENTS**

20.1 Under the Company's rehabilitation plan, which the Company has completed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a special purpose vehicle under Thai laws. This special purpose vehicle was established as a private company, with a registered share capital of Baht 0.1 million, consisting of 19,000 ordinary shares of Baht 5 each and 1,000 preference shares of Baht 5 each. The plan administrator novated debt to the special purpose vehicle through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preference shares will be allocated to the Company's directors. These creditors comprise unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debentureholders amounting to Baht 3,604 million. The Company has transferred its non-core assets to the special purpose vehicle in exchange for the special purpose vehicle taking on the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have not been sold off by 30 June 2007, and not all debts have been settled, the special purpose vehicle has to pay off all outstanding debt on 1 July 2007. However, if all of the non-core assets have been sold off by 30 June 2007, but not all debts have been settled, the special purpose vehicle will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, and interest will be charged on the remaining debt at MLR-3% per annum, commencing 1 July 2007. Interest will be paid on the same dates as principal is repaid, from 30 June 2008, onwards. Under the facility agreement between the Company and the special purpose vehicle, the Company is obliged to extend loans to the special purpose vehicle in amounts equal to the principal and interest which has to be paid to the creditors in the manner discussed above. As at 30 June 2006, the outstanding balance of loans amounted to Baht 1,963 million.

As the Company has obligations to provide loans to the special purpose vehicle discussed above, based on the principals of conservatism, Baht 229 million by which the transfer price under the rehabilitation plan exceeds the net book value of the non-core assets is not recognised as a gain in the earnings statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

Some of the assets of the special purpose vehicle comprise receivables from and investment in the operation of the skytrain. This company is in the process of restructuring its debt. The Company is currently negotiating the sale of this debt and, based on the preliminarily agreed price, in 2005 the Company has set aside provision for loss totaling Baht 394 million in accordance with the anticipated actual loss. This provision is presented under the caption of "Allowance on impairment of assets and contingent liabilities".

As at 31 December 2005, assets foreclosed of the special purpose vehicle are as follows:

**1. Securities**

a) Non-listed securities

(Unit: Million Baht)

| | Amount |
|---|---|
| Ordinary shares: | |
| Italian-Thai Land Co., Ltd. (Land holding) | 70 |
| Palit Palang Ngan Co., Ltd. (Land holding) | 107 |
| Khunka Palang Thai Co. Ltd. (Land holding) | 15 |
| Palang Thai Kaowna Co., Ltd. (Land holding) | 101 |
| Total non-listed securities | 293 |
| **b) Listed security** | |
| Ordinary shares: | |
| TT&T Public Co., Ltd. | |
| (net of allowance for revaluation of security) | 68 |
| Total securities | 361 |
| **2. Land and building** | |
| Land | 335 |
| Building and condominium unit | 93 |
| Total land and building | 428 |
| **3. Assets related to Bangkok Mass Transit System Public Co., Ltd.** | |
| Expected selling price | 595 |
| **Total assets foreclosed** | 1,384 |

20.2 As at 30 June 2006 and 31 December 2005, the Company and joint ventures had the outstanding major commitments as follows:

(Unit: Million)

| Currency | Consolidated | |
|---|---|---|
| | 30 June 2006 | 31 December 2005 |
| Baht | 3,815 | 4,479 |
| NTD | 2,693 | 3,198 |
| JPY | 343 | 29 |
| USD | 18 | 28 |
| INR | 2,531 | 2,406 |

20.3 As at 30 June 2006 and 31 December 2005, the Company, its subsidiaries and its joint ventures had the following outstanding commitments as proportion of the Company in respect of purchases of materials, machinery and related services: -

(Unit: Million)

| Currency | Consolidated | | The Company Only | |
|---|---|---|---|---|
| | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| Baht | 105.5 | 68.7 | 9.1 | 3.3 |
| EUR | 6.3 | 8.1 | 1.5 | 0.8 |
| JPY | 88.8 | - | - | - |
| USD | 2.2 | 5.6 | - | 0.8 |
| AUD | - | 0.1 | - | 0.1 |
| NTD | 1.3 | 3.5 | - | - |
| INR | 838.4 | 317.2 | - | - |

20.4 As at 30 June 2006, the Company had outstanding commitment of USD 56 million in respect of uncalled portion of investments in a related company.

## 21. CONTINGENT LIABILITIES

Since 2000, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totaling approximately Baht 235 million (31 December 2005: Baht 218 million). The cases are currently pending for judgment from the civil courts. The management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore, no provision has been set aside in the accounts.

## 22. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and its joint ventures for the three-month and six-month periods ended 30 June 2006 and 2005 involve principally a single industry segment, construction services, and are conducted in the following geographical segments.

(Unit: Million Baht)

| | Consolidated | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | For the three-month periods ended 30 June 2006 and 2005 | | | | | | | | | |
| | Local | | Overseas | | Total | | Elimination | | Grand total | |
| | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 |
| Revenues from construction services | 6,092 | 6,692 | 3,361 | 3,177 | 9,453 | 9,869 | (361) | (894) | 9,092 | 8,975 |
| Gross profit | 471 | 350 | 125 | 110 | 596 | 460 | - | - | 596 | 460 |
| Gain (loss) on exchange | | | | | | | | | (89) | 23 |
| Other income | | | | | | | | | 189 | 210 |
| Administrative expenses | | | | | | | | | (339) | (271) |
| Doubtful accounts | | | | | | | | | (9) | (36) |
| Reversal of amount due to related party forgiveness - net | | | | | | | | | 64 | - |
| Share of profit (loss) from investments accounted for under equity method | | | | | | | | | 9 | (3) |
| Interest expenses | | | | | | | | | (221) | (134) |
| Corporate income tax | | | | | | | | | (10) | 8 |
| Minority interests | | | | | | | | | (12) | (5) |
| Net earnings for the period | | | | | | | | | 178 | 252 |

(Unit: Million Baht)

| | Consolidated | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | For the six-month periods ended 30 June 2006 and 2005 | | | | | | | | | |
| | Local | | Overseas | | Total | | Elimination | | Grand total | |
| | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 |
| Revenues from construction services | 12,888 | 14,888 | 5,935 | 3,657 | 18,823 | 18,545 | (813) | (1,993) | 18,010 | 16,552 |
| Gross profit | 916 | 846 | 250 | 118 | 1,166 | 964 | - | - | 1,166 | 964 |
| Gain (loss) on exchange | | | | | | | | | (120) | 32 |
| Other income | | | | | | | | | 306 | 352 |
| Administrative expenses | | | | | | | | | (610) | (491) |
| Doubtful accounts | | | | | | | | | (17) | (51) |
| Reversal of amount due to related party forgiveness - net | | | | | | | | | 64 | - |
| Share of profit from investments accounted for under equity method | | | | | | | | | 11 | 3 |
| Interest expenses | | | | | | | | | (388) | (243) |
| Corporate income tax | | | | | | | | | (22) | (24) |
| Minority interests | | | | | | | | | (15) | (15) |
| Net earnings for the period | | | | | | | | | 375 | 527 |

(Unit: Million Baht)

| | As at 30 June 2006 and 31 December 2005 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Local | | Overseas | | Total | | Elimination | | Grand total | |
| | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 | 30 June 2006 | 31 December 2005 |
| Property, plant and equipment - net | 12,802 | 12,576 | 1,717 | 1,616 | 14,519 | 14,192 | 60 | 79 | 14,579 | 14,271 |
| Other assets | 34,681 | 28,207 | 8,794 | 7,236 | 43,475 | 35,443 | (9,392) | (7,302) | 34,083 | 28,141 |
| Total assets | 47,483 | 40,783 | 10,511 | 8,852 | 57,994 | 49,635 | (9,332) | (7,223) | 48,662 | 42,412 |

The Company, its subsidiaries and its joint ventures have applied the pricing policies described in Note 16 to set transfer prices.

## 23. FINANCIAL INSTRUMENTS

As at 30 June 2006, the Company, its subsidiaries and joint ventures had outstanding forward exchange contracts of which details are presented below.

| | Million | Maturity date | Exchange rate |
|---|---|---|---|
| Buy | | | |
| USD | 0.3 | July 2006 - January 2007 | 49.1900 - 49.7950 |
| JPY | 342.9 | July 2006 - December 2006 | 0.3558 |

The Group will earn future revenues in foreign currencies in an amount of approximately USD 43 million, INR 18,812 million, PHP 1,292 million, NTD 4,283 million, JPY 1,340 million and AED 66 million.

In addition, the Group is exposed to foreign currency risk with respect to its investments in its subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

## 24. SUBSEQUENT EVENT

On 30 June 2006, a resolution of an extraordinary general meeting of Sin Rae Muang Thai Co., Ltd. ("a subsidiary company")'s shareholders authorised the increase of that company registered share capital from Baht 1,000,000 to Baht 3,500,000,000 through the issue of 34,990,000 additional ordinary shares at a par value of Baht 100 each, totaling Baht 3,499,000,000. The Company registered the increase in share capital with the Ministry of Commerce on 7 July 2006.

## 25. RECLASSIFICATION

Certain amounts in the financial statements for the previous period, as presented herein for comparative purpose, have been reclassified to conform to the current period's classification, with no effect on previously reported net earnings or shareholders' equity.

## 26. APPROVAL OF INTERIM FINANCIAL STATEMENTS

These interim financial statements were authorised for issue by the Company's authorised director on 15 August 2006.

RECEIVED
2006 AUG 25 P 12:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# The Report of material events field with the Stock Exchange of Thailand ("SET") from May-August 2006

15/08/2006 19:10



ITD : Operating result

Translation

With reference to the Company's Financial Statements for the period ending 30th June 2006 submitted to the SET dated 15th August 2006.

The Company wishes to advise the SET that the operating results of the Company for the first six months of 2006 show a profit of 375.40 million Baht. This constitutes a change of more than 20 percent from the results for the same period in 2005. The main reason for this result is the loss on foreign exchange of foreign assets due to the Baht appreciation. The interest expenses of the Company also increased due to the higher interest rate and the interest expenses on advances received from customers under construction contracts in India.


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15/08/2006 19:01



ITD : Review Quarter 2 and Consolidates F/S (F45-3)

ITD reports reviewed quarterly financial statements as follows.
ITALIAN-THAI DEVELOPMENT PCL.

Reviewed
Ending June 30,
(In thousands)

| | Quarter 2 | | For 6 Months | |
|---|---|---|---|---|
| Year | 2006 | 2005 | 2006 | 2005 |
| Net profit (loss) | 178,325 | 252,065 | 375,400 | 527,032 |
| EPS (baht) | 0.04 | 0.06 | 0.09 | 0.13 |

Type of report : Qualified Opinion with an emphasis of matters

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature............................................
( Mrs.Nijaporn Charanachitta )
Senior Executive Vice President
Authorized to sign on behalf of the company

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28/07/2006 17:35



ITD : Report of the use of company's capital increase

Translation

Italian - Thai Development Public Company Limited would like to inform the Stock Exchange of Thailand on the use of company's capital increase through the Public Offering of new share capitals of 455,000,000 shares, price per share is 9.80 Baht, in the amount of Baht 4,459 million, the period for reserve during January 17-19, 2005.

As of June 30, 2006 the Company used the capital increase as follows:

| Description | Expected Use of Capital Increase (Million Baht) | Actual Used (Million Baht) | Balance (Million Baht) |
|---|---|---|---|
| 1.Construction a cement plant and investment in Nam Theun 2 hydroelectric power project | 2,300 | 1,474 | 826 |
| 2.Repay a portion of outstanding loan facilities | 1,400 | 1,400 | 0 |
| 3.Working Capital requirements and for general corporate purposes | 759 | 759 | 0 |
| Total | 4,459 | 3,633 | 826 |

Please be informed accordingly.



20/07/2006 13:38



ITD : Signed Contracts 2 Project

Translation
Italian-Thai Development Public Company Limited
is pleased to inform SET that during July 2006
the Company signed 2 contracts as follows:

| Name of Project | Client | Price (Baht) (includingVAT ) |
|---|---|---|
| 1.The Design and Construction of the Bangkok Mass Transit System Extension Project (Sukhumvit Section 1) | Bangkok Metropolitan Administration | 3,873 M |

Signing date : July 20, 2006
Period of work : 30 months

| Name of Project | Client | Price (Baht) (includingVAT ) |
|---|---|---|
| 2.The Construction of Srivareenoi Housing Project, Samutrprakarn Province. | King Power International Co.,Ltd. | 363.79 M |

Signing date : July 8,2006
Period of work :12 months

The detail of the contract works are as follows:-

1. The Design and Construction of the Bangkok Mass Transit System Extension Project (Sukhumvit Section 1)

Description of works:
Design and construction the elevated structure, total length 5.25 km, 4 stations (including architectural work , building services, lifts and escalators) track works and conductor rails together with the utilities diversion and reinstatement of road surfaces.

2. The Construction of Srivareenoi Housing Project

Description of works:
Construction of 17 buildings each 5 stories (761 units) including all electrical, water works, architectural, sanitary, landscape work, the drainage system and concrete roads.

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14/06/2006 13:20



ITD : Signed Contracts 2 Project

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that during May - June 2006 the Company signed 2 contracts as follows:

| Name of Project | Client | Contract Value (including VAT) |
|---|---|---|
| 1. The Construction of Bridge Over the Chaophraya River at Bangkuwat, Phatumthanee Province | Department of Highway | Baht 972 M. |

Signing date : June 7,2006
Period of work :720 days

| | | |
|---|---|---|
| 2. The Construction of Shore Line Protection | Marine Department | Baht 298 M |

Signing date : May 30, 2006
Period of work :800 days

The details of the contract works are as follows:-

1. The Construction of Bridge Over the Chaophraya River at Bangkuwat ,Phatumthanee Province.

Description of works:
- Construction of bridge over the Chaophraya River with the total length 612.50 m.
- Overpass at Tessamphan road, Elevated U-turn, Khlong khwai Bridge and Pedestrain Bridge
- Construction of road with the total distance about 3.35 km.
- Street Lighting Work

2. The Construction of Shore Line Protection

Description of works: Construction of sea break with the total length 8.85 km.


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14/06/2006 09:26



ITD : Additional information of the investment in APR

Translation

Refer to the letter no. CSD 031/2006 dated June 8,2006, further to which we, Italian-Thai Development Public Company Limited, (the "Company") would like to inform additional information regarding the investment in Asia Pacific Resources Ltd. ("APR") as follows:

1. APR, a potash exploration and production company listed the Stock Exchange in Canada, was established on 15 April 1986. At present there are 634,710,878 common shares.

2. SRMT Holdings Limited ("SRMT"), a subsidiary of Sin Rae Muang Thai Co., Ltd which is a subsidiary of the Company, has made an offer to purchase the shares from APR's shareholders in the Toronto Stock Exchange by offering to purchase common shares. Investors can obtain more details at www.sedar.com --> English --> Search Database --> Search for Public Company Documents --> Type company name "Asia Pacific Resources Ltd." --> Click OK --> then select the item "Directors' Circular" dated 20 April 2006.

3. In respect of this acquisition, the Company has considered the transaction size in accordance with the Stock Exchange of Thailand Notification, Re: Rules, Procedures and Disclosure Regarding Acquisition or Disposal of Assets of Listed Companies and determined that it is more than 15% but lower than 50% of Net Tangible Assets of the Company and accordingly the Company will send written notices to all shareholders within 21 days from the date of this SET disclosure.

Please be informed accordingly.


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09/06/2006 09:24



ITD : The investment in Asia Pacific Resources Ltd.

Translation

Italian-Thai Development Public Company Limited (the "Company") would like to inform the details of the investment of SRMT Holdings Limited ("SRMT") that has acquired the shares of Asia Pacific Resources Ltd. ("APR"), a potash's exploration and production company incorporated in Canada as follows;

1. Transaction Date
SRMT Holdings Limited has acquired the shares of Asia Pacific Resources Limited and made payment to the sellers on June 7, 2006.

2. Involved Parties
Buyer : SRMT Holdings Limited (subsidiary of Sin Rae Muang Thai Co.,Ltd which is the Company's subsidiary and is not the shareholder of APR)
Seller: The major shareholders and the minor shareholders of APR

3.Number of Securities Acquired
Number of common shares : 546,770,485 shares (86% total common shares)
Number of warrants : 101,979,730 warrants (98% total warrants)

4.Total Value of Transaction
The total value of this transaction is CAD 80,376,508.09 equivalent to Baht 2,789,064,830 (Exchange Rate as of June 5, 2006: 1 Canadian Dollar = Baht 34.70).

5. Method of Acquisition
Pursuant to the financial analysis, SRMT has made an offer to purchase the shares from APR's shareholders in the Toronto Stock Exchange by offering to purchase common shares at CAD 0.1425 per share and warrants at CAD 0.0175 per warrant.

6. Relationships with the Company
The major shareholders and the minor shareholders of APR are not the connected person of SRMT and the Company.

7. Transaction Size
In respect of this acquisition, the Company has considered the transaction size in accordance with the Stock Exchange of Thailand Notification, Re: Rules, Procedures and Disclosure Regarding Acquisition or Disposal of Assets of Listed Companies and determined that it is below 15 percent of the bases specified in this Notification. Therefore, this transaction is not deemed as a transaction requiring a report disclosing the decision to be made under the said Notification.
In addition, this transaction is not considered a connected party transaction under the SET Notification, Re: disclosure of information and procedures for the listed companies in relation to connected transactions B.E. 2546 (2003).

8.The Summary of Financial Position of APR:

(Baht)

| Financial Position | 31 March 2006 | 31 December 2005 |
|---|---|---|
| Total Assets | 3,421,637,362 | 3,469,678,478 |
| Total Liabilities | 479,582,920 | 453,397,786 |
| Total Equities | 2,942,054,442 | 3,016,280,692 |
| Total Retained Earnings (Deficit) | (2,911,064,564) | (2,777,768,108) |

(Exchange rate as of March 31, 2006 : Canadian Dollar 1 ~ Baht 34)

9.Sources of Funds
The local financial Institution

10. Expected Benefits
APR holds Special Prospecting Licenses for a Potash deposit in Udon Province and has submitted an application for mining leases ("Prathanabat") with the Department of Primary Industries and Mines, Ministry of Industry.

SRMT believes the investment in APR is economically attractive due to the strong growth in potash demand which is anticipated to continuously generate significant long term cash flow for the Company. Potash is an essential agricultural nutrient which has high demand and no substitute, and this deposit is one of the few significant deposits in Asia. The deposit is strategically located near several major potash importing nations and it is believed that this will give the project a significant cost advantage.

The Board of Directors and the Audit Committee have the opinion that this project will create value added to the Company by synergy its business operation and the prospects of an attractive returns in the long-term due to impressive and stable price of potash, an exportable essential agricultural nutrient for fertilizer production, which have high demand but lack of competition due to the limit of deposit site. The Company is able to use its experience and potential of its employees and equipments to support this mining operation in order to stabilize its revenues.

However, The Board of Directors has concern about the understanding of local villagers regarding an effort of the Company to limit the effect of potash minting to their environment and well-being. Furthermore, the Company aims to run this project for prosperity of the communities and cooperate with them for sharing long-term benefits and contributing to our economy.

Please be informed accordingly.


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29/05/2006 09:14



ITD : Signed Contracts 4 projects

Translation

talian-Thai Development Public Company
Limited is pleased to inform SET that during
Apr - May 2006 the Company signed 4 contracts as follows:

| Name of Project | Client | Contract Value (including VAT) |
|---|---|---|
| 1.The Construction of underground ductbank and manhole for Ratchadaphisek terminal station-Dindang Substation. | Metropolitan Electricity Authority | Baht 46.87 M. |

Signing date: May 18, 2006
Period of work: 240 days

| Name of Project | Client | Contract Value (including VAT) |
|---|---|---|
| 2.The Construction of civil works for ATC Reformer and Aromatics Complex II Project. | SKEC (Thailand) Limited | Baht 683.84 M. |

Signing date: May 15, 2006
Period of work:18 months

| Name of Project | Client | Contract Value (including VAT) |
|---|---|---|
| 3.The Construction of interconnecting pipelines & new pipe rack between PTT chemical Plc. I-1 plant - I-4 plant Project. | PTT Chemical Plc. | Baht 26.91 M. |

Signing date:Apr 19, 2006
Period of work:255 days

| Name of Project | Client | Contract Value (including VAT) |
|---|---|---|
| 4. Four Seasons Hotel Bangkok, Renovation works (Phase II ) Project. | Rajadamri Hotel Public Co.,Ltd. | Baht 133.46 M. |

Signing date:Apr 11, 2006
Period of work:4.5 months

The details of the contract works are as follows:-
1. The Construction of underground ductbank
and manhole for Ratchadaphisek terminal station - Dindang Substation.
Description of works:
Construction of underground manhole, 8 units
Construction of underground ductbank by concrete pipe jacking
with cement grout fill, inside diameter not less than 1.20 m.
total length 902.50 m.

2.The Construction of civil works for ATC Reformer and
Aromatics Complex II Project
Description of works:
Construction of reinforced concrete structure with
the total quantity around 40,000 cu.m.

Construction of reinforced concrete pavement with
the total quantity around 5,000 cu.m.
Construction of asphaltic concrete pavement with
the total quantity around 30,000 tons

3. The Construction of interconnecting pipelines & new pipe racks between PTT
chemical Plc. I-1 plant - I-4 plant Project.
Description of works:
Supply and installation of stainless steel and carbon steel pipes
including the construction of new pipe racks with a total length
of pipeline around 12 kilometers.

4. Four Seasons Hotel Bangkok, Renovation works (Phase II ) Project.
Description of works:
The renovation of guestrooms, corridors and executive lounge,
the works comprises the interior work, electrical system,
air conditioning system and cold / hot water system


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